3-18-2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51390

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trade-PMR, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6777 West Newberry Road
(No. and Street)

Gainesville	FL	32605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cristopher M. Baldwin — 352-332-1938
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purvis, Gray and Company
(Name — *if individual, state last, first, middle name*)

222 NE 1st Street	Gainesville	FL	32601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher M. Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade-PMR, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ALACHUA, FLORIDA

CHARLES O. JORDAN
My Comm Exp. 6/2/2003
No. CC 842597
[X] Personally Known [ ] Other I D

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

TRADE-PMR, INC.
GAINESVILLE, FLORIDA
DECEMBER 31, 2001

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

TRADE-PMR, INC.
GAINESVILLE, FLORIDA
DECEMBER 31, 2001

CONTENTS

INDEPENDENT AUDITORS' REPORTS

Board of Directors
Trade-PMR, Inc.
Gainesville, Florida

We have audited the accompanying statements of financial condition of Trade-PMR, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the years ended December 31, 2001 and 2000. Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, these financial statements are the responsibility of Trade PMR, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 1, 2002
Gainesville, Florida

Purvis, Gray and Company

Certified Public Accountants
P.O. Box 23999 • 222 N.E. 1st Street • Gainesville, Florida 32602 • (352) 378-2461 • FAX (352) 378-2505
Laurel Ridge Professional Center • 2347 S.E. 17th Street • Ocala, Florida 34471 • (352) 732-3872 • FAX (352) 732-0542
443 East College Avenue • Tallahassee, Florida 32301 • (850) 224-7144 • FAX (850) 224-1762
1727 2nd Street • Sarasota, Florida 34236 • (941) 365-3774 • FAX (941) 365-0238
MEMBERS OF AMERICAN AND FLORIDA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS PRIVATE COMPANIES AND S.E.C. PRACTICE SECTIONS

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

ASSETS

	2001	2000
Assets		
Cash	$ 14,809	$ 20,272
Accounts Receivable, Less Allowance For Doubtful Accounts $1,100 in 2001	4,389	1,400
Prepaid Expenses	7,148	6,861
Security Deposit	35,000	35,000
Rental Deposit	2,518	2,518
Deferred Income Tax Asset, Less Allowance of $77,953 in 2001	0	42,950
Property, Plant and Equipment (Net of Accumulated Depreciation of $40,900 and $13,608)	70,627	45,716
Receivable From Clearing Organization	0	155
Payroll Taxes Receivable	0	144
Total Assets	134,491	155,016

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities		
Accounts Payable and Accrued Expenses	13,631	12,048
Lease Payable	2,375	6,912
Payable to Clearing Organization	515	0
Total Liabilities	16,521	18,960
Stockholders' Equity		
Class A Common Stock - $.01 Par Value, 10,000 Shares Authorized, 1,655 and 1,615 Shares Issued and Outstanding as of 2001 and 2000, Respectively	17	16
Additional Paid-In Capital	509,355	309,356
Retained Earnings (Deficit)	(391,402)	(173,316)
Total Stockholders' Equity	117,970	136,056
Total Liabilities and Stockholders' Equity	$ 134,491	$ 155,016

See accompanying notes.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

	2001	2000
Revenue		
Commissions	$ 179,474	$ 131,365
Interest Income	3,385	1,873
Other Income	24,190	132
Total Revenue	207,049	133,370
Expenses		
Employee Compensation and Benefits	99,831	87,877
Clearing Fees	98,411	74,908
Interest Expense	1,469	1,257
Advertising	8,048	0
Bad Debt Expense	3,000	0
Commissions	2,952	1,725
Consulting	1,000	900
Contributions	0	1,100
Dues and Subscriptions	26,683	14,526
Equipment Rental	26,199	12,135
Occupancy	31,425	16,900
Depreciation	27,419	9,980
Education	928	2,492
Licenses and Permits	8,270	8,339
Loss on Disposal of Fixed Assets	676	0
Miscellaneous	51	122
Office and Bank Charges	36,027	39,706
Professional Fees	6,337	5,967
Repairs and Maintenance	0	1,579
Travel	3,459	14,972
(Total Expenses)	(382,185)	(294,485)
Net (Loss) Before Income Taxes	(175,136)	(161,115)
Provision For Income Taxes	(42,950)	34,268
Net (Loss)	$ (218,086)	$ (126,847)

See accompanying notes.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

	Common Stock Subscriptions		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2000	0	$ 7 *	$ 134,998	$ (46,469)	$ 88,536
Common Stock	1,615	9	174,358	0	174,367
Net (Loss)	0	0	0	(126,847)	(126,847)
Balance, December 31, 2000	1,615	16	309,356	(173,316)	136,056
Common Stock	40	1	199,999	0	200,000
Net (Loss)	0	0	0	(218,086)	(218,086)
Balance December 31, 2001	$ 1,655	$ 17	$ 509,355	$ (391,402)	$ 117,970

* As of January 1, 2000, 0 shares had been issued.

See accompanying notes.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

	2001	2000
Cash Flows From Operating Activities		
Net (Loss)	$ (218,086)	$ (126,847)
Adjustments to Reconcile Net (Loss) to Net Cash (Used In) Operating Activities:		
Depreciation	27,419	9,980
Provision For Losses on Accounts Receivable	3,000	0
Provision For Losses on Deferred Income Tax	77,953	0
Loss on Disposal of Fixed Assets	676	0
Changes in Assets - (Increase) Decrease and Liabilities - Increase (Decrease):		
Accounts Receivable	(5,989)	(1,400)
Receivable From Clearing Organization	155	1,378
Payroll Taxes Receivable	144	572
Security Deposit	0	(2,518)
Deferred Income Tax Asset	(35,003)	(34,268)
Accounts Payable and Accrued Expenses	1,583	6,853
Payable to Clearing Organization	515	0
Prepaid Expenses	(287)	(6,438)
Net Cash (Used In) Operating Activities	(147,920)	(152,688)
Cash Flows From Investing Activities		
Purchase of Equipment	(54,740)	(36,257)
Cash Flows From Financing Activities		
Common Stock Subscriptions	200,000	174,367
Proceeds From Capital Lease	0	4,179
Principal Payments - Capital Lease	(2,803)	(1,507)
Net Cash Provided By Financing Activities	197,197	177,039
Net (Decrease) in Cash	(5,463)	(11,906)
Cash, Beginning of Year	20,272	32,178
Cash, End of Year	$ 14,809	$ 20,272
Supplemental Disclosures		
Interest Paid	$ 1,469	$ 1,257

See accompanying notes.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Not applicable. Trade-PMR, Inc. does not have any subordinated liabilities at December 31, 2001 and 2000.

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Reporting Entity
Trade-PMR, Inc. is a Florida corporation formed on October 30, 1998. Trade-PMR, Inc. is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As an introducing broker, Trade-PMR, Inc. accepts customer orders but elects to clear the orders through another broker who actually processes the order for a portion of the trade commission fee. Trade-PMR, Inc. provides on-line brokering services for investment advisors and individuals.

Cash and Cash Equivalents
For purposes of reporting cash flows, Trade-PMR, Inc. considers all temporary cash investments with original maturities of three months or less to be cash and cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred.

Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets. Depreciation expenses for the years ended December 31, 2001 and 2000, were $27,419 and $9,980, respectively.

Income Taxes
Trade-PMR, Inc. uses the asset and liability method of accounting for income taxes as required by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 (FASB No. 109), *Accounting for Income Taxes*. FASB No. 109 requires the use of the "asset and liability method" of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income that is taxable for federal and state income reporting purposes. As of December 31, 2001 and 2000, Trade-PMR, Inc. has an estimated deferred tax asset of $77,953 and $42,950, respectively. This asset results from two timing differences - $16,017 of start-up expenditures that have been expensed for financial reporting purposes but are being amortized over five years for income tax reporting purposes, and $387,926 and $210,833 of cummulative income tax net operating loss carryovers unused as of December 31, 2001 and 2000, respectively. As of December 31, 2001, a $77,953 valuation allowance has been recorded. Therefore, Trade-PMR, Inc. recognized a deferred income tax benefit (expense) of $(42,950) and $34,268 for the years ended December 31, 2001 and 2000, respectively.

The unused net operating loss is available to offset future taxable income of Trade-PMR, Inc. until and including its year ended December 31, 2021.

Note 1 - Summary of Significant Accounting Policies *(Concluded)*

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Cash Flow

Trade-PMR, Inc. continues to experience operating losses and net cash deficits from operations. Management has formulated a 2002 operating budget that, if achieved, will grant sufficient cash flow to fund Trade-PMR, Inc.'s operations through the year ended December 31, 2002. In addition, management has received a nonbinding written commitment from a related party to fund any operating losses incurred by Trade-PMR, Inc. through the year ended December 31, 2002.

Note 3 - Security Deposit

Trade-PMR, Inc. entered into an agreement with SAL Financial Services, Inc. to act as Trade-PMR, Inc.'s clearing broker. The agreement required an initial clearing deposit for $35,000. The balances at December 31, 2001 and 2000, were $35,000.

Note 4 - Leases Payable

Trade-PMR, Inc. has entered into a number of capital leases for computer and other office equipment. The following is a schedule of the balances due at December 31, 2001 and 2000, and the future minimum lease payments as of December 31, 2001:

	2001	2000
Lease Payable to Dell Financial Services, Inc. For Computers, With Monthly Payments of $203 Including Interest at a Rate of 32.30%, Ends in June 2002	$ 1,282	$ 2,994
Lease Payable to Dell Financial Services, Inc. For Computers, With Monthly Payments of $58 Including Interest at a Rate of 15.82%, Ends in September 2003	1,093	1,570
Lease Payable to Burrell Copier For Copier, With Monthly Payments of $80 Including Interest at a Rate of 8.00%, Ends in September 2003	0	2,348
Total	$ 2,375	$ 6,912

Note 4 - Leases Payable *(Concluded)*

Year	Interest	Principal	Total
2002	$ 275	$ 1,839	$ 2,114
2003	40	537	577
Total	$ 315	$ 2,376	$ 2,691

Following is a schedule of assets under capital lease:

	2001	2000
Computers and Office Equipment	$ 6,294	$ 8,831
(Accumulated Depreciation)	(2,764)	(1,632)
Net Carrying Amount	$ 3,530	$ 7,199

Note 5 - Related Party Transactions

Under an expense agreement, Portfolio Management & Research, an investment advisory corporation, owned by a majority of shareholders who also own the majority of Trade-PMR, Inc., agrees to pay some of Trade-PMR, Inc.'s expenses. These expenses may include, but are not necessarily limited to, rent, utilities, payroll, insurance, and other operating expenses. Under the terms of this contract, Trade-PMR, Inc. is not required to repay Portfolio Management & Research; accordingly, no payable has been recorded. The expenses Trade-PMR, Inc. elects to pay may vary from year-to-year based on management's decisions and are not necessarily comparable from year-to-year. For the years ended December 31, 2001 and 2000, Portfolio Management & Research paid $15,001 and $41,994 of costs related to Trade-PMR operations which are not reported in the accompanying financial statements.

In addition, Trade-PMR, Inc. provided brokerage services to Portfolio Management & Research's clients.

Note 6 - Net Capital Requirements

Trade-PMR, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Trade-PMR, Inc. is also subject to the National Association of Securities Dealers minimum requirements, which require that Trade-PMR, Inc. maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001 and 2000, Trade-PMR, Inc. had net capital of $36,513 and $42,656, which were $31,513 and $37,656 in excess of its required capital of $5,000, respectively. Trade-PMR, Inc.'s net capital ratios were .4059 to 1 and .3910 to 1.

Note 7 - Subsequent Events

In January 2002, Trade-PMR, Inc. received an additional $22,500 for 4.5 shares of common stock.

REQUIRED SUPPLEMENTARY INFORMATION

SCHEDULES I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

December 31, 2001

Net Capital		$ 116,724
Deductions and/or Charges		
Nonallowable Assets:		
Furniture and Equipment, Net	$ 69,441	
Receivables From Noncustomers	1,103	
Other Assets	9,667	(80,211)
Net Capital		$ 36,513
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 988
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		$ 5,000
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 31,513
Excess Net Capital at 1000%		$ 35,031
Computation of Aggregate Indebtedness		
Total Allowable Liabilities From Statement of Financial Condition		$ 14,819
Drafts For Immediate Credit		0
Market Value of Securities Borrowed For Which No Equivalent is Paid or Credited		0
Other Unrecorded Amounts		0
Total Aggregate Indebtedness		$ 14,819
Percentage of Aggregate Indebtedness to Net Capital		40.59 %
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)		.4059 to 1 %
Reconciliation With Trade-PMR, Inc.'s Computation		
Net Capital, as Reported in Trade-PMR, Inc.'s Part IIA (Unaudited) FOCUS Report		$ 36,765
Audit Adjustments to Adjust Nonallowable Assets		(5,892)
Other Audit Adjustments (Net)		5,640
Net Capital Per Above		$ 36,513

SCHEDULES I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA
(Concluded)

December 31, 2000

Net Capital		$ 136,056
Deductions and/or Charges		
Nonallowable Assets:		
Furniture and Equipment, Net	$ 43,434	
Receivable From Clearing Organization	155	
Prepaid Expenses	6,861	
Deferred Income Tax Asset	42,950	(93,400)
Net Capital		$ 42,656
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 1,112
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		$ 5,000
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 37,656
Excess Net Capital at 1000%		$ 40,988
Computation of Aggregate Indebtedness		
Total Allowable Liabilities From Statement of Financial Condition		$ 16,678
Drafts For Immediate Credit		0
Market Value of Securities Borrowed For Which No Equivalent is Paid or Credited		0
Other Unrecorded Amounts		0
Total Aggregate Indebtedness		$ 16,678
Percentage of Aggregate Indebtedness to Net Capital		39.10 %
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)		.3910 to 1 %
Reconciliation With Trade-PMR, Inc.'s Computation		
Net Capital, as Reported in Trade-PMR, Inc.'s Part IIA (Unaudited) FOCUS Report		$ 51,501
Audit Adjustments to Adjust Nonallowable Assets		(6,720)
Other Audit Adjustments (Net)		(2,125)
Net Capital Per Above		$ 42,656

SCHEDULES II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Trade-PMR, Inc. is exempt from these requirements under Rule 15c3-3(k)(2)(ii).

SCHEDULES III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Trade-PMR, Inc. is exempt from these requirements under Rule 15c3-3(k)(2)(ii).

SCHEDULES IV
SCHEDULES OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2001 AND 2000
TRADE-PMR, INC. - GAINESVILLE, FLORIDA

Trade-PMR, Inc. is exempt from these requirements under Rule 15c3-3(k)(2)(ii).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Trade-PMR, Inc.
Gainesville, Florida

In planning and performing our audits of the financial statements and supplemental schedules of Trade-PMR, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Trade-PMR, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Trade-PMR, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Trade-PMR, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Trade-PMR, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Trade-PMR, Inc. has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
P.O. Box 23999 • 222 N.E. 1st Street • Gainesville, Florida 32602 • (352) 378-2461 • FAX (352) 378-2505
Laurel Ridge Professional Center • 2347 S.E. 17th Street • Ocala, Florida 34471 • (352) 732-3872 • FAX (352) 732-0542
443 East College Avenue • Tallahassee, Florida 32301 • (850) 224-7144 • FAX (850) 224-1762
1727 2nd Street • Sarasota, Florida 34236 • (941) 365-3774 • FAX (941) 365-0238
MEMBERS OF AMERICAN AND FLORIDA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS PRIVATE COMPANIES AND S.E.C. PRACTICE SECTIONS

Board of Directors
Trade-PMR, Inc.
Gainesville, Florida

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(Concluded)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Trade-PMR, Inc.'s practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 1, 2002
Gainesville, Florida

Purvis, Gray and Company